                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 8
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           PERSONNEL MANAGEMENT, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                                    71534B-10-1
                                 (CUSIP Number)

                  Don R. Taylor                 Mark B. Barnes
                  Personnel Management, Inc.    Leagre Chandler & Millard
                  1499 Windhorst Way, Ste. 100  9100 Keystone Crossing, Ste. 800
                  Greenwood, IN  46143          Indianapolis, IN  46240

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 71534B-10-1

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Don R. Taylor

2        Check the Appropriate Box if a Member of a Group               (a) [X]
                                                                        (b) [ ]
3        SEC Use Only

4        Source of Funds*
         N/A

5        Check  Box if  Disclosure  of Legal  Proceedings  is  Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]

6        Citizenship or Place of Organization
         USA

NUMBER OF                                   7           Sole Voting Power
SHARES                                                  595,805
BENEFICIALLY
OWNED BY
EACH                                        8           Shared Voting Power
REPORTING                                               0
PERSON WITH
                                            9           Sole Dispositive Power
                                                        595,805

                                            10          Shared Dispositive Power


11       Aggregate Amount Beneficially Owned by Each Reporting Person
         602,805

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            [ ]

13       Percent of Class Represented by Amount in Row (11)
         29.4%

14       Type of Reporting Person*
         IN

                                  SCHEDULE 13D
CUSIP No. 71534B-10-1

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Carolyn S. Taylor

2        Check the Appropriate Box if a Member of a Group               (a) [X]
                                                                        (b) [ ]

3        SEC Use Only

4        Source of Funds*
         N/A

5        Check Box if Disclosure of Legal  Proceedings is Required  Pursuant to
         Items 2(d) or 2(e)                                                [ ]

6        Citizenship or Place of Organization
         USA

NUMBER OF                                   7           Sole Voting Power
SHARES                                                  226,884
BENEFICIALLY
OWNED BY
EACH                                        8           Shared Voting Power
REPORTING                                               0
PERSON WITH
                                            9           Sole Dispositive Power
                                                        210,550

                                            10          Shared Dispositive Power
                                                        16,334

11       Aggregate Amount Beneficially Owned by Each Reporting Person
         226,884

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            [ ]

13       Percent of Class Represented by Amount in Row (11)
         11.1%

14       Type of Reporting Person*
         IN

                                 AMENDMENT NO. 8
                                       to
                                  SCHEDULE 13D


         This Amendment No. 8 is being filed to amend Items 2, 5 and 6 of the Statement on Schedule 13D, dated January 26, 1994, filed by the Reporting Persons with respect to the Common Stock, no par value, of Personnel Management, Inc., as amended and restated by Amendment No. 5 thereto dated May 16, 1996 (Item 5 was subsequently amended by Amendment No. 6 thereto dated December 21, 1996, and Amendment No. 7 thereto dated July 23, 1997). This Amendment No. 8 is being filed to report a change in the persons on whose behalf this filing is being made as described more fully in Item 2 below and the expiration of certain restrictions of sales imposed by a Stockholders Agreement as described more fully in Item 6 below.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed on behalf of a group consisting of certain of the parties to a Stockholders Agreement dated November 19, 1993, namely Don R. Taylor and Carolyn S. Taylor (the "Group"). Mr. Taylor is Chief Executive Officer and a Director of the Issuer, and his business address is the address reported in Item 1 which is incorporated herein by reference. Ms. Taylor is employed with Century 21 at the Crossing, Suite 100, 9265 Counselor's Row, Indianapolis, Indiana 46240.

         Elizabeth McFarland, formerly Vice President of Operations and a Director of the Issuer, has been included in previous filings as a member of the Group. Although she continues to beneficially own securities of the Issuer, Mr. Taylor agreed on February 28, 1998, not to enforce the voting provisions of the Stockholders Agreement with respect to securities beneficially owned by Ms. McFarland for the remainder of the term of the Stockholders Agreement. Therefore, Ms. McFarland is no longer a member of the Group and she disclaims any filing obligations under Section 13(d) of the Securities Act of 1934, as amended, and Regulation 13D-G promulgated thereunder, with respect to her holdings of the Issuer's securities. (Another former officer, James E. Burnette, disposed of all of the Common Stock beneficially owned by him and, therefore, is no longer a party to the Stockholders Agreement.)

         In addition to constituting a filing by the Group, this Statement is filed on behalf of (a) Mr. Taylor, individually; and (b) Ms. Taylor, individually, each of whom beneficially owned separately more than five percent of the Issuer's outstanding Common Stock as of the date of this Amendment No. 8.

     At times herein, the members of the Group are referred to collectively as the "Reporting Persons."

         Each of the Reporting Persons is a citizen of the United States of America.

         During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such 5 proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) The beneficial ownership of the Issuer's Common Stock as of January 31, 1998, of each of the Reporting Persons is set forth in the table below. Each of the Reporting Persons has sole voting and dispositive power with respect to the shares indicated in the table below, except as indicated in the footnotes.


         Name of Reporting                        Number of Shares
         Person                                  Beneficially Owned               Percentage*
Don R. Taylor                                 602,805(1)                        29.4%

Carolyn S. Taylor                             226,884(2)                        11.1%

Mr. Taylor and                                829,689(1)(2)                     40.5%
Ms. Taylor as a
group

         * Percentages are calculated in accordance with Rule 13d-3(d)(1) and reflect 2,048,771 shares of Common Stock issued and outstanding on January 31, 1998 (based on information provided by the Issuer).

(1) Does not include the shares beneficially owned by Carolyn S. Taylor, although Mr. Taylor has the power under the Stockholders Agreement to direct her vote with respect to the election of Directors for the remaining term of the Stockholders Agreement.

(2) Includes 16,334 shares that Ms. Taylor is obligated to sell at $9.27 per share under the Representative's Warrants granted by her to David A. Noyes & Company. See Item 6.


         (c) There have been no transactions in the Common Stock of the Issuer by any of the Reporting Persons during the sixty days preceding the date of this Amendment No. 8, except as follows:

     Name of                        Date of             Nature of              Number              Price
Reporting Person                  Transaction          Transaction           of Shares           Per Share

Carolyn S. Taylor                 12/1/97              Open Market           13,396              $12.00
                                                       Sale

Don R. Taylor                     12/18/98             Grant of Stock        10,000              $14.04
                                                       Option(1)

Don R. Taylor                     1/28/98              Exercise of             2,000             $10.87
                                                       Stock Option(2)

(1)       Stock option granted under Issuer's 1994 Stock Option Plan.

(2) Shares acquired upon exercise of options granted under the Issuer's 1994 Stock Option Plan.


         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Issuer and the Reporting Persons (who owned substantially all of the Common Stock outstanding immediately prior to the Issuer's initial public offering ("IPO")) entered into a Stockholders Agreement dated November 19, 1993 (the "Stockholders Agreement"). (As reported in previous amendments to this Schedule 13D, a former executive officer of the Issuer who disposed of all Issuer Common Shares beneficially owned by him and certain other former and current employees of the Issuer are no longer parties to the Stockholders Agreement.) The Stockholders Agreement contains certain restrictions with respect to the transferability of Common Stock by the parties, registration rights granted by the Issuer with respect to certain shares, and voting arrangements.

     Pursuant to the terms of the Stockholders Agreement, holders of Common Stock who are subject to the Stockholders Agreement (a "Holder") may not transfer Common Stock beneficially owned by such Holder unless such transfer is
(i) to certain permitted transferees (related persons or affiliated entities) of such Holder, (ii) pursuant to a public offering approved by the Board of Directors of the Issuer or otherwise required by the Stockholders Agreement,
(iii) by Ms. Taylor (or her permitted transferees) subsequent to her (or their) death or disability or pursuant to the Warrant granted to Noyes under the Underwriting Agreement, (iv) by a "Management Investor" (i.e., Mr. Taylor) or an "Other Investor" (i.e., a Holder who is an employee of the Issuer or a related person or affiliated entity, but, as previously reported, no such persons remain parties to the Stockholders Agreement) or his or her permitted transferee subsequent to his or her death or termination of employment for certain reasons,
(v) by a Management Investor, Other Investor or Ms. Taylor or their permitted transferees pursuant to Rule 144 under the Securities Act, (vi) to a pension, profit sharing or stock bonus plan (including an employee stock ownership plan) sponsored or contributed to by the Issuer, or (vii) to any person that the Board of Directors, by unanimous vote, approves. Certain of these transfers may only be made if the transferees agree to subject the acquired shares to these transfer restrictions.

         The Issuer is required by the Stockholders Agreement (subject to certain limitations) to register the Holders' Common Stock for sale under the Securities Act of 1933, as amended (the "Act") in connection with certain other registrations by the Issuer of Common Stock (so-called "piggyback registration rights"). The Stockholders Agreement contains customary terms and provisions with respect to, among other things, registration procedures and indemnification in connection with the registration and sale of Common Stock pursuant to the Stockholders Agreement. These registration rights terminate April 1, 1999, or earlier in the event that Ms. Taylor and her permitted transferees cease to own at least 10 percent of the outstanding Common Stock of the Issuer prior to April 1, 1999.

         The Stockholders Agreement also contains an agreement of the Holders with respect to the composition of the Board of Directors of the Issuer. The Stockholders Agreement provides that the Management Investors (acting by the vote of a majority of the shares then held by the Management Investors) may designate a slate of nominees in connection with any election of Directors (which may or may not be identical to the slate nominated by the Board of Directors) and requires that each Holder vote his or her shares of Common Stock and use such Holder's best efforts to take all actions necessary (including action as a Director of the Issuer subject to fiduciary duties) to effectuate the election of the slate of nominees designated by the Management Investors. Because Mr. Taylor holds a majority of the shares held by the Management Investors and is likely to continue to do so for the foreseeable future, and because the Holders presently have sole voting power over approximately 43% percent of the Issuer's outstanding Common Stock, Mr. Taylor will likely control the composition of the Board of Directors for the foreseeable future.

         Subject to certain exceptions, Ms. Taylor has also agreed not to (i) sell shares of Common Stock to any person or group of persons who has filed a statement with the Securities and Exchange Commission reporting beneficial ownership of more than five percent of the Issuer's outstanding Common Stock, or
(ii) sell to any person or affiliated group shares representing more than five percent of the then outstanding shares of Common Stock.

         The Stockholders Agreement terminates on April 1, 1999, or earlier in the event Ms. Taylor and her permitted transferees cease to own at least ten percent of the outstanding Common Stock of the Issuer.

         Ms. Taylor granted to David A. Noyes & Company, the lead underwriter of the IPO, warrants to purchase an aggregate of 16,334 of her shares (as adjusted for a subsequent stock dividend) of common stock of the Issuer (the "Representative's Warrants") which are exercisable through January 26, 1999, at an adjusted exercise price equal to $9.27 per share. The Representative's Warrants provide for adjustment of the exercise price and the number and type of securities issuable upon exercise if certain events occur, including the issuance of any Common Stock or other securities convertible into or exercisable for Common Stock, or if any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction occurs. The Representative's Warrants provide for certain registration rights for the securities issuable upon the exercise of the Representative's Warrants.

         In connection with the IPO, Mr. Taylor agreed that he would not, without the prior written consent of the Representatives, sell or otherwise dispose of any of his shares of Common Stock prior to February 2, 1995 (one year following the closing of the offering) and agreed to sell no more than 10% of his shares in each of the second through fourth years subsequent to the closing of the offering. Ms. Taylor also agreed with the underwriters not to sell, without the prior written consent of the Representatives, any of her shares of Common Stock, other than pursuant to the over-allotment option, for one year following the closing of the offering and agreed to sell no more than 10% of her shares in each of the following second through fourth years subsequent to the closing of the offering, except for shares sold pursuant to the Representative's Warrants.

         In addition to reporting the change in the members of the Group discussed in Item 2 above, this Amendment No. 8 is being filed to report the expiration on February 2, 1998, of the restrictions on sales by Mr. Taylor and Ms. Taylor described in the preceding paragraph. Ms. Taylor remains subject to the provision of the Stockholders Agreement (described above) that prohibits her from selling, except with the prior approval of a majority of the Issuer's Board, shares representing five percent or more of the Issuer's issued and outstanding shares to any person or group prior to the earlier of April 1, 1999, or the date on which she beneficially owns less than 10 percent of the Issuer's Common Share.

         Ms. Taylor has sold in recent years, and may continue to sell, the maximum number of shares permissible under applicable volume restrictions if such sales can be made on suitable terms. The expiration of the restrictions described above will permit Ms. Taylor to sell under Rule 144 a substantially greater number of shares than she was permitted to sell prior to the expiration of such restrictions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit  A  --   Agreements   Pursuant  to   Regulation   Section
               240.13d-1(f) (filed with the original Statement dated January 26,
               1994).

               Exhibit B -- Power of Attorney and Agency (filed with the original Statement dated January 26, 1994).

               Exhibit C -- Stockholders Agreement dated November 19, 1993. The copy of this exhibit filed as Exhibit 10.27 to the Issuer's Registration Statement on Form SB-2 filed December 13, 1993 (as amended) (No. 33-72872C) is incorporated herein by reference.

               Exhibit D -- Form of Tax Indemnification Agreement. The copy of this exhibit filed as Exhibit 10.11 to the Issuer's Registration Statement on Form SB-2 filed December 13, 1993 (as amended) (No. 33-72872C) is incorporated herein by reference.

               Exhibit E -- Form of Warrant granted by Ms. Taylor to Noyes. The copy of this exhibit filed as Exhibit 10.9 to the Issuer's Registration Statement on Form SB-2 filed December 13, 1993 (as amended) (No. 33-72872C) is incorporated herein by reference.

               Exhibit F -- Form of Underwriting Agreement among the Issuer, the Representatives, and Ms. Taylor. The copy of this exhibit filed as Exhibit 1.1 to the Issuer's Registration Statement on Form SB-2 filed December 13, 1993 (as amended) (No. 33-72872C) is incorporated herein by reference.

               Exhibit G -- Personnel Management, Inc. Amended and Restated 1993 Stock Option Plan. The copy of this exhibit filed as Exhibit 10.4 to the Issuer's Registration Statement on Form SB-2 filed December 13, 1993 (as amended) (No. 33-72872C) is incorporated herein by reference.

               Exhibit H -- Form of letter dated June 28, 1995 from the Issuer, Don R. Taylor and others to the "Other Investors" described by Stockholders Agreement (filed with Amendment No. 2 to this Statement dated July 6, 1995).

                                    SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned severally hereby certifies that the information set forth in this statement is true, complete and correct as of February 28, 1998.


                                  /s/ Don R. Taylor
                                  Don R. Taylor



                                  /s/ Carolyn S. Taylor
                                  Carolyn S. Taylor